UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Five Star Products, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

33831M107
(CUSIP Number)

Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036

(212) 297-5830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2008
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 33831M107	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only). National Patent Development Corporation I.D. 13-4005439

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With
	7.	Sole Voting Power 10,273,554

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 10,273,554

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Reporting Person 17,273,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 33831M107	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (entities only). JL Distributors, Inc. I.D. 13-3551964

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Reporting Person 7,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 33831M107	Page 4 of 6

This filing constitutes an amendment (“Amendment No. 4”) to the Schedule 13D, as amended to date (the “Schedule 13D”), filed by the National Patent Development Corporation, a Delaware corporation (“NPDC” or the “Reporting Person”).  Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

Item 1.     Security and Issuer

The information in Item 1 of the Schedule 13D is hereby amended by changing the address of the principal executive offices of Five Star Products, Inc., a Delaware corporation (“Five Star”), to 10 East 40th Street, Suite 3110, New York, NY 10016.

Item 2.     Identity and Background

The information in Item 2 of the Schedule 13D is hereby amended by changing the address of the principal executive offices of each of NPDC and JL Distributors, Inc., a Delaware corporation and a wholly-owned subsidiary of NPDC, to 10 East 40th Street, Suite 3110, New York, NY 10016.

The information regarding directors and executive officers of NPDC set forth on Schedule I to the Schedule 13D is hereby amended to read as set forth in the attached Schedule I.

Item 3.     Source and Amount of Funds or Other Consideration

The information in Item 3 of Schedule 13D is hereby amended to add the following disclosure:

On January 4, 2008, NPDC paid $517,700 from its working capital to purchase 835,000 shares of the common stock, par value $0.01 per share (the “FS Common Stock”).  No borrowed funds were used for this purchase.

Item 4.      Purpose of Transaction

The information in Item 4 of Schedule 13D is hereby amended to provide the following with respect to the FS Common Stock:

The 835,000 shares of FS Common Stock acquired on January 4, 2008 were acquired for investment purposes.

Item 5.     Interest in Securities of the Issuer

Items (5)(a) and (b) of the Schedule 13D are hereby amended in their entirety by incorporating by reference the Reporting Person’s responses to Items (7) through (11) and (13) of the cover page.

Item (5)(c) of the Schedule 13D is hereby amended in its entirety to read as follows:

(c)	The Reporting Person has not effected any other transactions in Five Star’s securities, including FS Common Stock, within sixty (60) days preceding the date hereof.

Item 7.     Material to be Filed as Exhibits

       Item 7 of Schedule 13D is hereby amended to replace the description of Exhibit 1 with the following:

Exhibit 1	Joint Filing Agreement, dated January 11, 2008, between National Patent Development Corporation and JL Distributors, Inc.

CUSIP No. 33831M107	Page 5 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2008

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ IRA J. SOBOTKO
Name: Ira Sobotko
Title: Vice President, Finance, Secretary and Treasurer

JL DISTRIBUTORS, INC.

By:	/s/ JOHN C. BELKNAP
Name: John C. Belknap
Title: President

CUSIP No. 33831M107	Page 6 of 6

Information with Respect to Executive
Officers and Directors of NPDC

Schedule I to Schedule 13D

The following Schedule sets forth as to each of the executive officers and directors of NPDC:  such person’s name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 10 East 40th Street, Suite 3110, New York, NY 10016, and each individual identified below is a citizen of the United States.  To the knowledge of NPDC, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Name	Occupation	No. of Shares of FS Common Stock Beneficially Held

Directors:

Harvey P. Eisen, Chairman of the Board, Chief Executive Officer and President	Chairman of the Board, Chief Executive Officer and President of NPDC; director of Five Star Products; Chairman and Managing Member of Bedford Oak Advisors, LLC	0

John C. Belknap, Vice President and director	Chief Executive Officer, President and director of Five Star Products	0

Talton R. Embry, director	Chairman of the Board of Magten Asset Management Corp.	0

S. Leslie Flegel, director	Chairman of the Board of Five Star Products	2,933,336 (1)

Scott N. Greenberg, director	Chief Executive Officer and director of GP Strategies Corporation	0

Lawrence G. Schafran, director	Managing Partner of Providence Recovery Partners, LLC; Managing Director of Providence Capital, Inc.	0

Executive Officer Who Is Not a Director:

Ira J. Sobotko	Vice President, Finance, Secretary and Treasurer of NPDC; Senior Vice President, Finance, Secretary and Treasurer of Five Star	625

(1)	Includes 1,200,000 shares of FS Common Stock that Mr. Flegel has the right to acquire from NPDC upon exchange of 200,000 shares of NPDC common stock.